

13030309

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-52837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/12 and ending 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carolinas Investment Consulting, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
5605 Carnegie Blvd., Suite 400
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: George H. Edmiston, Jr. (704) 643-2455
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, **George H. Edmiston, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Carolinas Investment Consulting, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Member
Title



Notary Public
Comm Exp. Nov. 27th 2013

LINDA M CHRISTINE
NOTARY PUBLIC
MECKLENBURG COUNTY
STATE OF NORTH CAROLINA

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Members of
Carolinas Investment Consulting, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 19, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 31,576
Receivable from broker/dealers	535,043
Secured demand note receivable	115,000
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $504,126)	196,185
Other assets	11,034
TOTAL ASSETS	$ 888,838

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 53,957
Commissions payable	206,976
Deferred rent	89,523
Subordinated loans	115,000
Total Liabilities	$ 465,456
Members' Capital	$ 423,382
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 888,838

The accompanying notes are an integral part of this financial statement.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolinas Investment Consulting, LLC (the "Company"), a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Leasehold Improvements, Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a 39 year period.

Deferred Rent - The Company records rent expense on the straight-line basis over the term of the lease. The difference between rent expense recorded and amount paid is credited to deferred rent on the statement of financial condition.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to cash and cash equivalents and to value money market funds included in Receivable from broker/dealers (held at Company's clearing broker/dealer) on statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company's net capital and required net capital were $313,785 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 112%.

NOTE 5 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make matching and discretionary profit sharing contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. The Company made a $40,523 matching contribution for the year ended December 31, 2012.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

NOTE 6 - LINE OF CREDIT

The Company has a $150,000 bank line of credit, which matures January 2014, and bears interest at the bank's prime rate (3.25% at December 31, 2012) plus 0.5%. There was no balance outstanding at December 31, 2012.

NOTE 7 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

NOTE 8 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Clearing Agreement - In March 2001, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are quarterly minimum charges.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2012 are listed below. The subordinated lender is a member of the Company.

Liability Pursuant to Secured Demand Note Collateral Agreements 7%, due 09-30-17	$ 115,000

The subordinated borrowings are covered by an agreement approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases for office space which expires in June 2022 and an auto which expires in May 2015, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Total
2013	$ 244,312
2014	340,350
2015	318,414
2016	306,672
2017	315,918
Thereafter	1,541,754
Total	$ 3,067,420

Office rent expense for the year ended December 31, 2012 was $243,124.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

NOTE 11 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. All other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Employee Options - Three employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these three employees. The purchase price will be determined at some time in the future.

Option for majority member – The Company has an agreement which states that, upon death of the majority member, the estate of such member has the option to sell such member's ownership interest to the Company for a price of not less than $5,000,000.

NOTE 12 - CONTINGENCY

Effective August 19, 2011, one of the members of the Company terminated his relationship with the Company. As of December 31, 2012, the member was 80% vested in a 1.68% ownership interest of the Company. As defined in the operating agreement, the Company has the option to purchase the member's vested interest at a value, as defined, based on certain financial results of the fiscal year following the date of termination.